# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WEIS MARKETS INC, CIK 0000105418
CUSIP: 948849104
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1000 S SECOND ST, PO BOX 471, SUNBURY, Pennsylvania (PA), 17801
Date of event which requires filing of this statement: 06/06/2025
Filed by CIK 0001645341
Persons authorized to receive notices and communications: Patricia G. Ross Weis, c/o Weis Markets, Inc., 1000 S. Second Street, P.O. Box 471, Sunbury, Pennsylvania (PA), 17801-047, (570) 286-4571

## Reporting persons
- Weis Patricia G. Ross (CIK 0001645341): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,750; shared voting power 0; sole dispositive power 1,750; shared dispositive power 0; aggregate amount beneficially owned 1,750 (0.1% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: WEIS MARKETS INC
Address of issuer's principal executive offices: 1000 S SECOND ST, PO BOX 471, SUNBURY, Pennsylvania (PA), 17801
Comment: This Amendment No. 3 ("Amendment No. 3") amends the Schedule 13D first filed with the Securities and Exchange Commission ("SEC") on September 22, 2004 (the "Schedule 13D"), as amended by the Amendment No. 1 to the Schedule 13D filed with the SEC on June 18, 2015 (the "Amendment No. 1"), as amended by the Amendment No. 2 to the Schedule 13D filed with the SEC on February 9, 2016 (the "Amendment No. 2") by restating Items 1 and 5

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Amendment No. 3 are incorporated herein by reference.

On June 6, 2025, the Patricia G. Ross Weis Revocable Trust sold 232,100 shares of Common Stock to the Company. The remaining 1,750 shares of Common Stock are owned by her estate.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Amendment No. 3 and (ii) Item 5(a) hereof are incorporated herein by reference.
Transactions in the class effected during the past sixty days: See Item 5(a)
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: See Item 5(a)

## Signatures
- Weis Patricia G. Ross: /s/ Jonathan H. Weis, Executor for the estate of Patricia Ross Weis (06/10/2025)